Dec. 1, 2011

United States

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, D.C. 20549-6010

Attn: Dana Brown

RE:

Kat Racing, Inc.

Rule 477 Application for Withdrawal of Amendment to Registration Statement (File No. 333-144504)

Dear Mr. Brown;

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), Kat Racing, Inc. (the “Company”) hereby respectfully requests and applies for immediate withdrawal by the U.S. Securities and Exchange Commission (“SEC”) of its Post Effective Amendment to Registration Statement on Form S-1 (File No. 333-144504) (the “Amendment”).   The Amendment was originally filed with the Commission on Nov. 10, 2011.

The Company requests withdrawal of the Amendment as it was filed beyond the time period allowed for such amendment.

No securities have been sold pursuant to the Amendment.

Please forward copies of the order consenting to the withdrawal of the Amendment to Harold P. Gewerter, Esq. of Harold P. Gewerter, Esq. Ltd. via facsimile at (702) 382-1759 or email at harold@gewerterlaw.com.

If you have any questions regarding this application for withdrawal, please call Harold P. Gewerter, Esq., the Company’s counsel at (702) 382-1714.

Very truly yours,

/s/ Julie Bauman

Julie Bauman, Secretary

Kat Racing, Inc.